

SI 17017990

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
414

SEC FILE NUMBER
8-42121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisung Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 4240

(No. and Street)

New Orleans	Louisiana	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Sisung, Jr. 504-544-7700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation

(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	La	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisung Securities Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Robert Lane Sisung
Jefferson Parish, LA
Notary Public ID NO. 51044
BAR NO. 23420

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sisung Securities Corporation

We have audited the accompanying statement of financial condition of Sisung Securities Corporation (the Company) as of December 31, 2016, and the related statement of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Sisung Securities Corporation's financial statements. The Supplemental Information is the responsibility of Sisung Securities Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.



A Professional Accounting Corporation

Covington, LA
February 20, 2017

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 707,750
Receivable from Clearing Broker	563,275
Deposit with Clearing Organization	100,000
Trading Securities, at Fair Value	100,680
Furniture, Fixtures, and Equipment, Net of Accumulated Depreciation of $727,943	6,167
Other Assets	77,640
Total Assets	$ 1,555,512
Liabilities and Stockholder's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 109,546
Subordinated Borrowings - Related Party	600,000
Commitments and Contingencies	-
Total Liabilities	709,546
Stockholder's Equity	
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares	1,000
Additional Paid-In Capital	49,000
Retained Earnings	795,966
Total Stockholder's Equity	845,966
Total Liabilities and Stockholder's Equity	$ 1,555,512

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Public Finance Profits	$ 745,622
Commissions	115,678
Deferred Compensation Commissions	150,180
Unrealized Gains on Investments	13,425
Other	1,491
Total Revenues	1,026,396
Expenses	
Salaries, Commissions, and Employee Benefits	527,521
Clearing and Comparison Expense	150,899
Communication	19,666
Depreciation	3,545
Interest	36,000
Other Operating and General and Administrative Expenses	584,215
Total Expenses	1,321,846
Net Loss Before Income Tax Benefit	(295,450)
Income Tax Benefit	40,953
Net Loss	$ (254,497)

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 1,000	$ 49,000	$ 1,050,463	$ 1,100,463
Net Loss	-	-	(254,497)	(254,497)
Balance, December 31, 2016	$ 1,000	$ 49,000	$ 795,966	$ 845,966

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

Subordinated Liabilities - Beginning of Year	$ 600,000
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ 600,000

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net Loss	$ (254,497)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Depreciation	3,545
Increase in Receivables from Clearing Broker	(6,803)
Unrealized Gain on Trading Securities	(13,425)
Increase in Other Assets	(37,525)
Increase in Accounts Payable and Accrued Expenses	29,073
Net Cash Used in Operating Activities	(279,632)
Net Decrease in Cash and Cash Equivalents	(279,632)
Cash and Cash Equivalents, Beginning of Year	987,382
Cash and Cash Equivalents, End of Year	$ 707,750
Supplementary Disclosure of Cash Flow Information	
Cash Paid for Interest	$ 36,000

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Background

Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 80% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on the trade date basis as securities transactions occur.

Management and underwriting fees included in public finance profits are recorded at the time underwriting is completed and the income is reasonably determinable. Merger and acquisition fees are due and payable, and are recognized, upon completion of the transactions.

Investment Securities

Marketable securities held for trading are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation on furniture, fixtures, and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized. Major components are as follows at December 31, 2016:

Computer Equipment	$ 569,708
Office Furniture	112,927
Office Equipment	51,475
	734,110
Accumulated Depreciation	(727,943)
	$ 6,167

Note 1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Advertising
The Company expenses the costs of advertising as they are incurred. Advertising expense was $42 for the year ended December 31, 2016.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. These ASUs are effective

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
for years beginning after December 15, 2017, and will be adopted using either a full or modified retrospective approach. The Company is currently assessing the potential effects of these changes to its financial statements.

In February 2016, the FASB issued ASU 2016-02 *Leases* (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the effect this ASU may have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows* (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight cash flow classification issues with the objective of reducing differences in practice. This ASU is effective for annual periods beginning after December 15, 2018, with early adoption permitted. Adoption is required to be on a retrospective basis, unless impracticable for any of the amendments, in which case a prospective application is permitted. The Company is evaluating the impact of this ASU on its financial statements.

In November 2015, the FASB issued ASU 2015-17, *Income Taxes* (Topic 740), which simplifies the presentation of deferred tax assets and liabilities on the balance sheet. Previous GAAP required an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts on the balance sheet. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. This ASU is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating the potential impact this standard will have on the financial statements and related disclosures.

Note 2. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2016, $100,000 of cash is restricted for that purpose.

Note 3. Concentrations of Credit Risk

The Company periodically maintains cash in bank and brokerage accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Receivable from Clearing Brokers

Receivable from clearing broker represents uncollected commissions and fees due from the Company's clearing broker.

Note 5. Trading Securities

Trading securities consist of equity securities owned, at market value.

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of the FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.
>
> Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.
>
> Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2016.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2016, is as follows:

Note 5. Trading Securities (Continued)

	Total	Level 1	Level 2	Level 3
Assets				
Equity Securities - Financial Industry	$100,680	$100,680	$ -	$ -

Note 6. Related Party Transactions

The Company has an agreement with Sisung Services, LLC (SS), a related party under common control. Terms of the agreement are for SS to provide various services, including payroll and benefit management services, to the Company. The Company paid $741,614 to SS for payroll and benefit management services and, $238,583 for direct expense reimbursement provided during the year ended December 31, 2016.

Subordinated Borrowings
At December 31, 2016, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note matures in October 2023.

The subordinated borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense to related parties under subordinated borrowings totaled $36,000, for the year ended December 31, 2016.

Note 7. Income Taxes

Components of income tax benefit for the year ended December 31, 2016, are as follows:

Current	$ 40,582
Deferred	371
Total	$ 40,953

Income tax benefit differs from the amounts computed by applying the U.S. Federal rate of 34% to income before income tax expense principally due to the effect of graduated tax rates, state income taxes, and expenses which are not deductible for income tax purposes.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after

Note 7. Income Taxes (Continued)

December 31, 2013 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2016, the Company had no uncertain tax positions.

Note 8. Commitments and Contingencies

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities).

The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At December 31, 2016, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

The Company's current lease is set to expire on March 31, 2017. From then on, the Company will lease the office space on a month-by-month basis for $1,617 a month.

Note 9. Net Capital Requirement

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of

Note 9. Net Capital Requirement (Continued)

aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $1,347,057, which was $1,097,057 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2016.

Note 10. Significant Customers

During the year ended December 31, 2016, the Company had two customers that accounted for 28% of total revenue.

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 22, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SISUNG SECURITIES CORPORATION
Supplementary Information
December 31, 2016

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total Stockholder's Equity	$ 845,966
Additions	
Subordinated Borrowings Allowable in Computation of Net Capital	600,000
Deductions and/or Charges	
Furniture, Fixtures, and Equipment, Net	(6,167)
Other Assets	(77,640)
Net Capital Before Haircuts on Securities Positions	1,362,159
Haircuts on Securities	(15,102)
Net Capital	$ 1,347,057
Aggregate Indebtedness	$ 109,546
Computation of Basic Net Capital Requirement	
Net Capital Required	$ 250,000
Excess of Net Capital	$ 1,097,057
Net Capital less 120% of Minimum Requirement	$ 1,047,057
Ratio: Aggregate Indebtedness to Net Capital	.08 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as amended)	$ 1,347,057
Net Capital Per Above	$ 1,347,057

SISUNG SECURITIES CORPORATION
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Sisung Securities Corporation

Investment Bankers
Place St. Charles • 201 St. Charles Avenue • Suite 4240
New Orleans, Louisiana 70170 • (504) 544-7700

SISUNG SECURITIES CORPORATION
Exemption Certification
For the Year Ended December 31, 2016

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Lawrence Sisung Jr., certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Sisung Securities Corporation.

1. Sisung Securities Corporation claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Sisung Securities Corporation met the above exemptive provisions throughout the most recent fiscal year without exception.



Signature


PRESIDENT

Title


LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sisung Securities Corporation

We have reviewed management's statements, included in the accompanying Sisung Securities Corporation Exemption Report, in which (a) Sisung Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sisung Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (b) Sisung Securities Corporation stated that Sisung Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Sisung Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sisung Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 20, 2017